Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Form S-8) dated on or about April 25, 2006 of IndyMac Bancorp, Inc. for the registration of 5,200,000 shares of its common stock under IndyMac Bancorp, Inc.’s 2002 Incentive Plan, as amended and restated, of our reports dated February 21, 2006, with respect to: (1) the consolidated financial statements of IndyMac Bancorp, Inc., and (2) IndyMac Bancorp, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of IndyMac Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
April 24, 2006